Exhibit 4.18

Date: July 30, 2003

Additional Amending Letter to the Supplement to the General Terms for Opening a Credit Account in
Foreign Currency and Israeli Currency dated February 11, 2002, and the Amending Appendix, dated
March 12, 2003, to the Supplement to the aforesaid Terms of Management

Further to the General Terms for Opening a Credit Account in Foreign Currency and Israel Currency dated June 13, 2000, and further to the Supplement to the General Terms for Opening a Credit Account in Foreign Currency and Israeli Currency dated February 11, 2002, and the Amending Letter dated March 24, 2002 (hereafter: “the Supplement to the Terms of Management”) and further to the “Amending Appendix to the Supplement to the General Terms for Opening a Credit Account in Foreign Currency and Israeli Currency dated February 11, 2002” which was signed by us on March 12, 2003 (hereafter: “the Amending Appendix”), we declare that in the Supplement to the Terms of Management and in the Amending Appendix the following changes shall apply:
The terms in this document shall have the same meaning as they have in the Supplement to the Terms of Management and in the Amending Appendix.

We declare that in the Supplement to the Terms of Management the following changes shall apply.

1.	In paragraph 3.3.2.2 to the Supplement to the Terms of Management the following changes shall apply:

The paragraph beginning with the words: “During 2003 they shall pay” and ending with the words “250 thousand US dollars each” shall be cancelled.

The paragraph beginning with the words: “During 2004 they shall pay” and ending with the words “500 thousand US dollars each” shall be cancelled.

The paragraph beginning with the words: “During 2005 they shall pay” and ending with the words “which shall remain after all the aforesaid payments have been made” shall be cancelled.

Instead of the cancelled paragraphs, the following shall be written:

“Starting at the end of the third quarter of 2003, the company shall pay the balance of long-term credit in accordance with the table attached to this document and marked as Appendix A”. The dates of payment of the capital shall occur on each first of the month after the end of each quarter.

For the removal of doubt, it is clarified that there will be no change to the dates of interest payments.

In addition we declare that in the Amending Appendix the following changes shall apply:

2.	Paragraph 4 of the Amending Appendix shall be amended as follows:

In the line beginning with the words “At every time in 2003” instead of “20%” it should say “6%” and instead of “20 million US dollars” it should say “4.8 million US dollars”.

In the line beginning with the words “At every time in 2004” instead of “24%” it should say “10%” and instead of “22 million US dollars” it should say “9.5 million US dollars”.

In the line beginning with the words “At every time in 2005” instead of “27%” it should say “16%” and instead of “27 million US dollars” it should say “15.5 million US dollars”.

3.	Paragraph 5 of the Amending Appendix shall be amended as follows:

a.	In the line beginning with the words: “In the second quarter of 2003” instead of “positive cumulative in a sum of 200 thousand dollars” it should read “negative cumulative in a sum of 2,000 thousand US dollars”.

In the line beginning with the words: “In the third quarter of 2003” instead of “positive cumulative in a sum of 1,300 thousand US dollars” it should read “negative cumulative in a sum of 1,600 thousand US dollars”.

In the line beginning with the words: “In the fourth quarter of 2003” instead of “positive cumulative in a sum of 3.4 million US dollars” it should read “negative cumulative in a sum of 200 thousand US dollars”.

b.	In the paragraph beginning with the words: “In addition to the aforesaid the company undertakes”, the existing table shall be cancelled and the following table shall replace it:

On date	31.03.04	31.06.04	30.09.04	31.03.05	30.06.05	30.09.05	31.03.06
The ratio	1 : 17	1 : 17	1 : 17	1 : 11.5	1 : 11	1 : 11	1 : 10

c.	In the paragraph beginning with the words: “The company also undertakes…” the existing table shall be cancelled and the following table shall replace it:

Year	2004	2005
The ratio	1 : 6.5	1 : 4.5

4.	In the other Terms of Management and the Supplement to the Terms of Management and the Amending Appendix there shall be no change, except what is stated in the letter of the bank, dated July 30, 2003, with regard to the interest and commission rates for issuing this letter.

5.	In addition to the aforesaid, the company agrees and undertakes as follows:

Until no later than August 30, 2003, the bank shall receive an option to buy 350,000 shares of NUR Macroprinters Ltd. with a nominal value of NIS 1 each (hereafter: “the shares”). The exercise price as defined in the option document dated February 12, 2002 (“exercise price”) for the shares shall be equal to US $ 0.62 per share. The company shall sign, until no later than September 30, 2003, a Warrant Agreement and the other documents that will be required with regard to the aforesaid option.

For the removal of doubt, it is hereby clarified:

a.	The aforementioned option is in addition to the existing options from February 12, 2002, to purchase 50,000 shares for an exercise price of US $ 5 per share, and also in addition to the options that will be received in accordance with the Amending Appendix dated March 12, 2003, for the purchase of 100,000 shares at an exercise price of US $ 0.34 per share.

b.	With regard to what is stated in the options document dated February 12, 2002, with regard to the cancellation of the option should the company pay $ 5 million in excess of the repayment schedule (hereafter: “the mechanism for canceling the option”), we would like to clarify as follows:

1.	The repayment schedule to which the mechanism refers for canceling the option is the repayment schedule which existed on the date of signing the options document on February 12, 2002, and all the changes that have occurred thereto subsequently are irrelevant for the purpose of what is stated in the mechanism for canceling the option.

2.	What is stated in the mechanism for canceling the option shall not apply with regard to granting the new option mentioned in the first part of clause 5 above (the option for the purchase of 350,000 shares).

Sincerely, —————————————— NUR Macroprinters Ltd.

We agree to the aforesaid: —————————————— Bank Leumi le Israel Ltd.

Appendix A

To the “Amending Letter to the Supplement to the General Terms for Opening a Credit Account in Foreign Currency and Israeli Currency dated February 11, 2002, and to the Amending Appendix dated March 12, 2003, to the aforesaid Supplement to the Terms of Management”

Updated Table of Repayments of Capital — July 2003

In thousands of dollars
Repayment for quarter	Total repayment of capital for long-term credit
Q 1/2003 250
Q 2/2003 250
Q 3/2003 0
Q 4/2003 0
Q 1/2004 0
Q 2/2004 0
Q 3/2004 350
Q 4/2004 350
Q 1/2005 350
Q 2/2005 350
Q 3/2005 350
Q 4/2005 12,050